1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2004

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated October 29, 2004	4

1.2	Announcement dated October 29, 2004	7

FORWARD-LOOKING STATEMENTS

The Press Release and the Announcement of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: October 29, 2004	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

TOM Online Informs Investors to Exercise Caution in Trading its Stock and Announces Preliminary Expectations of Its Third-Quarter 2004 Revenues

Company Anticipates Gross Revenues of US$28-US$32 Million

BEIJING, China, Oct. 29 /Xinhua-PRNewswire/ — TOM Online Inc. (Nasdaq: TOMO - News), a leading wireless internet company in China, today informed investors to exercise caution in trading its stock in view of the recent significant stock price volatility and wishes to state that the Company is not aware of any reason for such volatility. The Company wishes to announce its preliminary expectations of its revenues for the third quarter ended September 30, 2004, and its plans to report final results on November 10, 2004.

“While TOM Online continues to maintain its revenues and although we have not been sanctioned by mobile operators, our interactive voice response services (IVR) business has been impacted as we operate in the same environment as companies in the sector who have been sanctioned,” said Wang Lei Lei, Chief Executive Officer and Executive Director of TOM Online. “While we are not experiencing a double digit growth in revenues that we had expected, after incorporating our Treasure Base acquisition effective mid-August 2004, we expect our revenues to maintain and grow as we are seeing a gradual stability in the overall market”.

For the third quarter, TOM Online currently anticipates total revenues of approximately US$28 – US$32 million. This compares with the US$30.9 million reported for the second quarter ended June 30, 2004, and with the company’s prior third-quarter outlook of 10-15% growth in total revenues from the second quarter ended June 30, 2004. TOM Online attributed its revised revenue expectations to lower than anticipated sales of IVR, due principally to a slowdown of marketing and promotional activities for such products and services in response to sanctions imposed by mobile operators on other wireless value-added services providers. IVR services accounted for 28% of the total wireless internet revenue in 2Q04 and although TOM Online has not been sanctioned by mobile operators, it has experienced a decline in its third quarter IVR revenues.

As TOM Online is also listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, it is prohibited by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide guidance on net income.

TOM Online cautions that the anticipated third-quarter revenues discussed in this news release are preliminary, based on currently available information, and are subject to change.

Final Third-Quarter Results to be announced on November 10, 2004.

The company plans to report its final third-quarter results after the close of the Hong Kong stock market on November 10, 2004. Management has scheduled a press conference to be hosted at Jasmine Room, Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong at 16:00 on November 10 (Hong Kong time), followed by an analyst meeting at 17:30.

Following the announcement, TOM Online’s management team will host a conference call at 11:00 AM EST (23:00 Hong Kong, Perth Time), November 10, 2004 to present an overview of the company’s financial performance and business operations.

The dial-in number for the call is +10800-8520823 (China North), +10800-1520823 (China South), +852-22584002 (Hong Kong), +0800-0967428 (United Kingdom), +877-542-7993 (the United States). The passcode is TOM ONLINE.

The conference call will also be broadcasted live. Please visit http://ir.tom.com.

A replay of the call will be available from November 11-17, 2004. To access the replay, please dial +852- 2802-5151, then enter PIN 785590. The press conference will be archived at ir.tom.com.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO, Hong Kong GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless value-added services, online advertising and commercial enterprise solutions. The company offers an array of services such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of June 30, 2004, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless value added service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies. Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 2383)	(Stock Code: 8282)

JOINT ANNOUNCEMENT

The respective board of directors of TOM Group and TOM Online noted the recent volatility in the price of the shares of TOM Online and wishes to state that TOM Group and TOM Online are not aware of any reason for such volatility. This announcement is made to update the public of the latest development of TOM Online and the revenue expectations for the third quarter of 2004 so as to keep the public appraised of the position of the TOM Online Group.

Shareholders of TOM Group and TOM Online and investors are advised to exercise caution when dealing in the shares of TOM Group and TOM Online.

The respective board of directors of TOM Group Limited (“TOM Group”) and TOM Online Inc. (“TOM Online”) noted the recent volatility in the price of the shares of TOM Online and wishes to state that TOM Group and TOM Online are not aware of any reason for such volatility. This announcement is made to update the public of the latest development of TOM Online and the revenue expectations for the third quarter of 2004 so as to keep the public appraised of the position of TOM Online and its subsidiaries (the “TOM Online Group”).

While the TOM Online Group continues to maintain its revenues and although the TOM Online Group has not been sanctioned by mobile operators, its interactive voice response (IVR) business has been impacted as the TOM Online Group operates in the same environment as companies in the sector who have been sanctioned. While the TOM Online Group is not experiencing a double digit growth in revenues that it had expected, after incorporating its Treasure Base acquisition effective mid August 2004, its revenues are expected to maintain and grow as the TOM Online Group is seeing a gradual stability in the overall market.

For the third quarter of 2004, TOM Online currently anticipates total revenues of approximately US$28 – US$32 million. This compares with the US$30.9 million reported for the second quarter ended 30 June 2004, and with TOM Online’s prior third-quarter outlook of 10-15% growth in total revenues from the second quarter ended 30 June 2004 as disclosed in its half-year report for the six months ended 30 June 2004. TOM Online attributed its revised revenue expectations to lower than anticipated sales of IVR products and services, due principally to a slowdown of marketing and promotional activities for such products and services in response to sanctions imposed by mobile operators on other wireless value-added services providers. IVR services accounted for 28% of the total wireless internet revenue in second quarter of 2004 and although TOM Online has not been sanctioned by mobile operators, it has experienced a decline in its third quarter IVR revenues.

Shareholders of TOM Group and TOM Online and investors are advised to exercise caution when dealing in the shares of TOM Group and TOM Online.

By Order of the Board TOM GROUP LIMITED Angela Mak Company Secretary	By Order of the Board TOM ONLINE INC. Angela Mak Company Secretary

Hong Kong, 29 October 2004

As at the date hereof, Mr. Frank Sixt (Chairman), Ms. Debbie Chang, Mrs. Susan Chow, Mr. Edmond Ip, Mrs. Angelina Lee, Mr. Holger Kluge and Mr. Wang Lei Lei are non-executive directors of TOM Group; Mr. Sing Wang and Ms. Tommei Tong are executive directors of TOM Group; Mr. Henry Cheong, Ms. Anna Wu and Mr. James Sha are the independent non-executive directors of TOM Group.

As at the date thereof, Mr. Frank Sixt (Chairman), Mr. Sing Wang (Vice Chairman) and Ms. Tommei Tong are non-executive directors of TOM Online; Mrs. Susan Chow is an alternate Director to Mr. Frank Sixt; Mr. Wang Lei Lei, Mr. Xu Zhiming, Mr. Peter Schloss, Ms. Elaine Feng, Mr. Fan Tai and Mr. Wu Yun are executive directors of TOM Online; Mr. Gordon Kwong, Mr. Ma Wei Hua and Dr. Lo Ka Shui are independent non-executive directors of TOM Online.

This announcement, for which the directors of TOM Online collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to TOM Online. The directors of TOM Online, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online at www.tom.com.

*	for identification purpose